SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2010

                           STARLIMS Technologies Ltd.
                              (Name of Registrant)

                   32B Habarzel Street, Tel Aviv 69710, Israel
                     (Address of Principal Executive Office)


                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F [X]    Form 40-F [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes [ ] No [X]


                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is incorporated by reference into the Registrant's Form S-8 Registration Statement File Nos. 333-146593.



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                           STARLIMS Technologies Ltd.

                                EXPLANATORY NOTE

The following exhibit is attached:

99.1 Press release issued by Abbott Laboratories re Abbott Completes Acquisition of STARLIMS Technologies dated March 22, 2010.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            STARLIMS Technologies Ltd.
                                                 (Registrant)



                                            By: /s/Chaim Friedman
                                                -----------------
                                                Chaim Friedman
                                                Chief Financial Officer



Date:  March 22, 2010